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March 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Katherine Hsu and Eric Envall

Re:	Santander Drive Auto Receivables LLC
Post-Effective Amendment No. 1 to Form SF-3
Filed February 2, 2017
File No. 333-206684

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 1, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-captioned Post-Effective Amendment No. 1 to Registration Statement on Form SF-3 (the “Post-Effective Amendment”). For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Post-Effective Amendment as filed on February 2, 2017, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copy of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in Amendment No. 1.

March 28, 2017

Credit Risk Retention, page 47

1.	We note your language in brackets stating that the “interest rates are estimated based on recent pricing of asset-backed notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk given the collateral and credit enhancement for privately-placed asset-backed notes secured by sub-prime motor vehicle receivables in similar transactions.” It is not clear what the interest rate estimates are based on. Please clarify the statement. For example, it is not clear how the collateral and credit enhancement for privately placed-asset-backed notes secured by sub-prime motor vehicle receivables in similar transactions are taken into account. It is also not clear why you are referring to privately-placed asset-backed notes.

Response

Based on our observations, asset-backed notes secured by sub-prime motor vehicle receivables price at a different level than asset-backed notes secured by prime motor vehicle receivables (or by other asset classes) due to the credit risk of the collateral and credit enhancement for the transactions. We are estimating interest rates based on recent pricing of asset backed notes secured by sub-prime motor vehicle receivables issued in similar transactions. We have revised the disclosure on page 49 of the prospectus to clarify the basis for estimating interest rates, indicating that “interest rate ranges are estimated based on recent pricing of asset-backed notes secured by sub-prime motor vehicle receivables issued in similar securitization transactions.”

2.	We note your statement that the discount rate was derived using qualitative factors which take into account the equity-like component for the first-loss exposure due to the lack of an actively traded market in asset-backed certificates. Please tell us what qualitative factors you are referring to. We may have further comment.

Response

The discount rate applicable to the certificate cash flows was derived taking into account the following qualitative factors: (i) although there is not an actively traded market in asset-backed certificates, any available recent pricing of asset-backed certificates issued in similar securitization transactions backed by sub-prime motor vehicle receivables, (ii) the performance of prior securitized pools of receivables under the Santander Drive Auto Receivables Trust platform, (iii) structural features in the transaction that may impact the stability of certificate cash flows, such as the cumulative net loss trigger, and (iv) the ratings assigned by the hired agencies to the most subordinate class of notes in the transaction.

We have revised the disclosure on page 51 of the prospectus to specify that such qualitative factors were taken into account in determining the discount rate applicable to the certificate cash flows.

3.	We note your statement that a differing opinion regarding the appropriate input and assumptions could materially change the determination of the fair value of the certificates. This statement appears to be an inappropriate disclaimer for the disclosure. Please remove.

March 28, 2017

Response

We have revised the disclosure on page 51 of the prospectus to delete the statement “A differing opinion regarding the appropriate input and assumptions could materially change the determination of the fair value of the certificates.”

Underwriting, page 56

4.	We note that the disclosure refers to “receivables originated by SC” and that “the description does not include any information about the origination and underwriting procedures used by any unaffiliated third-party originators from which SC acquired any receivables transferred to the issuing entity.” Please revise to indicate you will include material disclosure of the underwriting criteria for third party unaffiliated originators.

Response

We have revised the disclosure on page 52 of the prospectus to add a placeholder indicating that disclosure will be added to the prospectus in accordance with Item 1110 of Regulation AB regarding any originator or group of affiliated originators that originated, or is expected to originate, 20% or more of the pool assets.

Exceptions to Underwriting Criteria, page 66

5.	You disclose that SC has determined loans should be included in the pool despite lack of available underwriting data or having been originated an exception to the credit policies because SC’s practice is to securitize “substantially all eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the issuing entity.” Please revise to include a description of what factors are considered when making the decisions that exception loans should be included in the pool.

Response

Each securitized pool is selected from SC’s portfolio based on various criteria. However, whether or not a receivable has been originated with an exception to SC’s credit policy is not a factor that SC takes into consideration in choosing a pool of receivables to be securitized. After SC selects a securitized pool from all eligible assets in its portfolio, SC then determines which assets in the pool were originated as exceptions in order to satisfy SC’s disclosure requirements under Item 1111(a)(8) of Regulation AB.

We have revised the disclosure on page 63 of the prospectus to make clear that the existence of an exception is not a selection criterion used to determine eligibility of a receivable for inclusion in a securitized pool.

March 28, 2017

Asset-Level Information, page 68

6.	We note that you file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

•	That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•	That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to definition of each item requirement.

•	That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Response

We confirm that, with respect to asset-level information we file:

•	At the time of filing our preliminary prospectus, the asset-level disclosure will be incorporated by reference into the prospectus, and the prospectus will be delivered to investors as contemplated by Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•	The Form ABS-EE filed incorporated into any prospectus will include all applicable data points and will comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	Each data point included in Form ABS-EE will conform to the definition of such data point in the applicable item requirement.

•	If additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, we will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Delinquencies, Repossessions and Credit Losses, page 76

7.	We note your disclosure about the different delinquency methodologies for the assets originated in different channels. We also note that the delinquency information about the

March 28, 2017

underlying pools in the registration statement does not appear to contemplate showing delinquency information separately for each of the various channels to which a different methodology is used. Please tell us why you believe showing delinquency information for each origination channel would not be material to an understanding of the underlying pool. Item 1111 of Regulation AB requires that statistical information for each group or range be presented by material variables.

Response

Based on our analysis of historical performance of receivables in our managed pool, there is no material impact on the performance of assets originated in different channels related to the delinquency methodology applied to receivables. Thus, it is our belief that showing delinquency information separately for each of the various channels to which a different methodology is used is not material to an understanding of the underlying pool.

Delinquency Trigger, page 100

8.	We note that your delinquency trigger was calculated by using “certain prior securitized pools.” Please revise your registration statement to clarify what you mean by this language.

Response

We have revised the disclosure on page 101 of the prospectus to clarify that “certain prior securitized pools” refers to SC’s public securitization transactions under the Santander Drive Automobile Receivables Trust platform since 2007 through the most recent transaction.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:    John Ruckdaschel